18006397

Securities and Exchange
MAR 05 2018
RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alvarez & Marsal Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue - 8th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith A Winters 212-328-8594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive W	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith A. Winters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alvarez & Marsal Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JOHN GLEACHER
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #02GL6262202
COMM. EXP. 07/02/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & MARSAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Alvarez & Marsal Securities, LLC and
To the Board of Directors of Alvarez & Marsal Holdings, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Alvarez & Marsal Securities, LLC, (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The financial statement of the Company for the year ended December 31, 2016, was audited by other auditors whose report dated February 28, 2017, expressed an unqualified opinion on the statement. We also audited the adjustments described in Note 8 that were applied to restate the 2016 financial statement. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Alvarez & Marsal Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2017.

Woodbury, NY
February 28, 2018

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS	
Cash and cash equivalents	$ 824,063
Accounts receivable	325,674
Due from parent, net	9,224,084
TOTAL ASSETS	$ 10,373,821

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 237,279
TOTAL LIABILITIES	237,279
MEMBER'S EQUITY	10,136,542
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,373,821

The accompanying notes are an integral part of this financial statement.

ALVAREZ & MARSAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

Note 1 - Organization and Nature of Operations

Alvarez & Marsal Securities, LLC (the "Company") is a Delaware limited liability company, formed on September 24, 2002. The Company's sole member is Alvarez & Marsal North America, LLC (the "Parent"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. On January 7, 2004, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and commenced operations. The Company provides investment-banking services to its customers throughout the United States of America from offices in New York City, NY, and Phoenix, AZ.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company performs services in connection with mergers and acquisitions, private financings and capital raising activities. The Company recognizes revenue from these services in the period the services are provided to its customers. Success fees are recorded upon the close of the underlying transactions. Fees received in advance but not yet earned are deferred, and recognized when earned.

Accounts Receivable

The Company estimates an allowance for doubtful accounts based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the carrying amounts may not be recoverable. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable. No allowance was considered necessary at December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Parent's members. The Company records its allocable share of New York City Unincorporated Business Tax, which is included in occupancy, office and other expenses as part of the corporate allocation.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance regarding uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements, as the Company has determined it had no uncertain tax positions at the date of adoption and through December 31, 2017.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2014. The years 2014 to 2016 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company shares office space, equipment and administrative expenses with its Parent pursuant to a service agreement.

The Company is charged and receives allocations or reimbursements of expenses from its Parent and affiliates under common ownership based on introductions of fee revenues between the Parent and its affiliates.

Note 3 - Related Party Transactions (cont'd.)

Included in due from parent, net are receivables for certain fee revenues collected by the parent on behalf of the Company. Also included are advances to and from the Parent that are non-interest-bearing and unsecured.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. At December 31, 2017, the bank balance exceeds the FDIC limit by $574,064.

At December 31, 2017, two customers account for 100% of accounts receivable.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2017, the Company had net capital of $586,784 which exceeded its requirements by $570,965. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2017, this ratio was 0.4044:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - 401(k) and Retirement Plan

The Company maintains a retirement plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the Board of Directors of the Parent, and the Company reserves the right to change or eliminate retirement contributions at any time. The Company also has a qualified 401(k) deferred compensation plan, which provides that eligible employees may defer payment of taxes on a portion of their salary by making contributions to the plan through payroll deductions.

Note 7 - Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaces most of the existing revenue recognition guidance in U.S. GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company has evaluated the effect that the standard will have on its financial statement and related disclosures and has determined that no adjustments are required related to the adoption of the Standard on January 1, 2018.

Note 8 - Adjustments to Prior Period Financial Statement

The Company has determined that a restatement of the December 31, 2016 financial statement is appropriate to correct accounting errors in the prior year. The restatement arose from errors in recognizing fee revenues in the improper period, which resulted in the understatement of equity. The restatement is summarized as follows:

	As Previously Stated	As Restated	Effect on Members' Equity
Fee Revenues	$ 12,166,699	$13,088,930	$922,231
Members' Equity at December 31, 2016 as previously reported			$10,231,481
Members' Equity at December 31, 2016 as restated			$11,153,712

Note 9 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2017 through the date of this financial statement, which is the date that the financial statement was issued. During this period, there were no material subsequent events requiring disclosure.